

TALISMAN ENERGY ANNOUNCES SENIOR VICE-PRESIDENT EASTERN DIVISION FOR NORTH AMERICA

CALGARY, Alberta – September 3, 2008 – Talisman Energy Inc. announced the appointment of James (Jim) Fraser as Senior Vice President, Eastern Division, North American Operations, effective September 17, 2008.

Mr. Fraser brings over 30 years of Exploration and Production industry experience and has held roles in production, reservoir engineering, business development and new venture areas. He has a strong background in unconventional resource play development and operations acquired via tenures in the Rockies, the San Juan Basin and, more recently, in the mid-Continent and East Texas areas.

"Jim will play a key role on the senior management team of North American Operations," said Ron Eckhardt, Executive Vice President, North American Operations. "His depth of experience in unconventional resource plays will be instrumental in assisting Talisman achieve its strategic goal of developing the natural gas potential within its 2.5 million net acres of unconventional land in North America."

Mr. Fraser was previously Vice President, Operations, Southern Division at Chesapeake Energy Corporation. In this role, he was responsible for all operations across Louisiana, Texas and New Mexico. Prior to joining Chesapeake Energy Corporation, he was General Manager of Exploration for Burlington Resources and later, ConocoPhillips, focused on building new play inventory in conventional and unconventional resources. Mr. Fraser has an MBA from Regis College in Denver and a Bachelor of Science degree in Petroleum Engineering from Montana Tech.

Talisman Energy Inc. is an independent upstream oil and gas company headquartered in Calgary, Alberta, Canada. Talisman has operations in Canada and its subsidiaries operate in the UK, Norway, Southeast Asia, North Africa and the United States. Talisman's subsidiaries are also active in a number of other international areas. Talisman is committed to conducting its business in an ethically, socially and environmentally responsible manner. The Company is a participant in the United Nations Global Compact and included in the Dow Jones Sustainability (North America) Index. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

Media and General Inquiries:	Shareholder and Investor Inquiries:
David Mann, Senior Manager, Corporate & Investor Communications	Christopher J. LeGallais Senior Manager, Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1957 Fax: 403-237-1210
E-mail: tlm@talisman-energy.com	Email: tlm@talisman-energy.com

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